UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

Application of Home Country Practice Rules

As an exempted company incorporated in the Cayman Islands that is listed on the Nasdaq Capital Market (“Nasdaq”), Ridgetech, Inc. (the “Company”) is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A) and other applicable exemptions, which provide (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company has elected to be exempted from certain requirements including the following:

(i)	Nasdaq Marketplace Rule 5605(b)(1) which sets forth the requirement that a majority of the board of directors for companies listed on Nasdaq must be comprised of Independent Directors;

(ii)	Nasdaq Marketplace Rule 5250(d) which requires companies listed on Nasdaq to distribute annual and interim reports;

(iii)	Rule 5635 pursuant to which shareholder approval is required, including:

(a)	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company;

(b)	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

(c)	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions;

(d)	Nasdaq Marketplace Rule 5640 which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance; and

(iv)	Rule 5640 requiring that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

The Company’s Cayman Islands counsel, Conyers Dill & Pearman LLP, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective memorandum and articles of association, the Company is not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s Cayman Islands counsel is attached hereto as Exhibit 99.1

Except for the foregoing, there are no significant differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

Authorization of Series A Preferred Shares and Entry into Subscription Agreement

On June 29, 2026, following the approval of the Audit Committee, the Board of Directors of the Company (the “Board”) authorized and designated 2,000,000 Series A Preferred Shares. The Series A Preferred Shares have the rights, preferences, privileges, restrictions and conditions set forth in the Statement of Rights attached to the Subscription Agreement. Each Series A Preferred Share is entitled to 100 votes per share and votes together with the holders of the Company’s ordinary shares as a single class on all matters submitted to a vote of members, unless otherwise required by applicable law or the Company’s memorandum and articles of association. Each Series A Preferred Share is convertible, at the holder’s option, into one ordinary share of the Company, subject to adjustment as provided in the Statement of Rights. In addition, the Series A Preferred Shares are subject to automatic conversion upon certain events, including if the Subscriber (as defined below) ceases to serve as an executive officer or director of the Company or upon the closing of a Board-approved change-of-control transaction. The Series A Preferred Shares are also subject to transfer restrictions and generally may not be transferred without the prior written consent of the Board, subject to limited exceptions for certain tax or estate planning transfers.

On July 16, 2026, the Company entered into a Subscription Agreement for Series A Preferred Shares (the “Subscription Agreement”) with Mr. Lingtao Kong, the Chair of the Board (the “Subscriber”). Pursuant to the terms of the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 100,000 Series A Preferred Shares of the Company, par value US$0.001 per share, at a subscription price of US$0.001 per share for an aggregate subscription amount of US$100. The Audit Committee reviewed and approved the Subscription Agreement and the related party aspects of the transactions contemplated thereby, including potential conflicts of interest, and approved the proposed issuance of the Series A Preferred Shares to the Subscriber.

The issuance of the Series A Preferred Shares was approved for the purposes of promoting continuity of leadership, strategic direction and corporate stability by enabling the Subscriber to continue to play a significant role in the Company’s governance, retaining and incentivizing the Subscriber’s continued service to the Company, enhancing the Company’s ability to respond to hostile takeover attempts or other unsolicited change-of-control transactions that the Board determines may not be in the best interests of the Company and its shareholders, and achieving those objectives in a manner that minimizes economic dilution to existing shareholders.

Additional Information

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Subscription Agreement, dated July 15, 2026, by and between Ridgetech, Inc. and Mr. Lingtao Kong
99.1	Home Country Exemption Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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